SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: August 19, 2025

List of Materials

Documents attached hereto:

Partial Revision of “Q1 FY2025 Consolidated Financial Results (Presentation Material for the Earnings Announcement)”

August 19, 2025

Sony Group Corporation

Partial Revision of “Q1 FY2025 Consolidated Financial Results
(Presentation Material for the Earnings Announcement)”

Sony Group Corporation (“Sony”) hereby announces that there was a misstatement in “Q1 FY2025 Consolidated Financial Results (the Presentation Material for the Earnings Announcement)” (the “presentation material for the earnings announcement”) disclosed on August 7, 2025, and partially revises the material as set forth below. Please note that there is no revision to the “Consolidated Financial Summary for the First Quarter Ended June 30, 2025” disclosed on the same date.

Revised Part and Details of Revision:

Sales of Continuing Operations (Before tariff impact) for FY2024 in “FY2025 Results Forecast by Segment” on Page 7 of the presentation material for the earnings announcement

Before revision          12,043.9 billion yen

After revision             12,034.9 billion yen

Please also refer to the appendix. The revised part is outlined in red. Please note that the revised presentation material for the earnings announcement is available on Sony’s website (https://www.sony.com/en/SonyInfo/IR/).

(Appendix)

[Before revision]

[After revision]

End of Document